UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42751

Mega Fortune Company Limited

(Translation of registrant’s name into English)

Unit 327 3/F 16W 16, Science Park West Avenue
Shatin, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Operations

On September 30, 2025, Mega Fortune Company Limited (the “Company” or the “Registrant”) announced its financial results for the first half of the fiscal year ended March 31, 2025. A copy of the Company’s press release announcing the results is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Exhibit No.	Title of Exhibit
99.1	Mega Fortune Reports First Half 2025 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025

MEGA FORTUNE COMPANY LIMITED

By:	/s/ Siu Fung Tang
Name:	Siu Fung Tang
Title:	Chief Executive Officer